Exhibit 12.1

CPI AEROSTRUCTURES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Pretax income	$10,538,928	$542,896	$5,861,007	$3,853,613	$3,016,896

Fixed charges:
Interest expense	$366,491	$158,406	$252,961	$31,847	$22,441
Interest on rental	325,902	110,133	128,588	145,247	160,236

Total earnings	$11,231,321	$811,435	$6,242,556	$4,030,707	$3,199,573

Ratio of earnings to fixed charges	16.22	3.02	16.36	22.76	17.51